REQUEST FOR WITHDRAWAL

February 13, 2009

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ajay Koduri, Attorney

Re:	ICOP Digital, Inc.
Registration Statement on Form S-1 (File No. 333-152347), filed July 15, 2008

On July 15, 2008, ICOP Digital, Inc. (the “Company”) filed a registration statement on Form S-1 (File No. 333-152347), as amended (the “Registration Statement”), relating to the offering of units. Due to volatile market conditions the Company has determined not to proceed with the contemplated offering at this time. Therefore, pursuant to Rule 477, the Company hereby applies for withdrawal of the Registration Statement. None of the securities being registered in the Registration Statement were sold.

If you have any questions, please contact our legal counsel, Mark A. von Bergen or Jason H. Barker at (503) 243-2300.

Sincerely,

/s/ David C. Owen

David C. Owen

Chief Executive Officer